Equity Trust for the following funds:
	Van Kampen Mid Cap Growth Fund
	Van Kampen Small Cap Growth Fund
	Van Kampen Utility Fund
	Van Kampen Value Opportunities Fund


77I. 	Terms of new or amended securities.

	The Registrant registered Class I Shares on November 30, 2004. Class I Shares are offered without any sales charges on purchases or sales and without any distribution (12b-1) fee and service fee. Class I Shares are available for purchase exclusively by investors through
(i) tax-exempt retirement plans with assets of at least one million dollars (including 401(k) plans, 457 plans, employer-sponsored 403(b) plans, profit sharing and money purchase plans, defined benefit plans and non-qualified deferred compensation plans), (ii) fee-based investment programs with assets of at least one million dollars and
(iii) institutional clients with assets of at least one million dollars.